

March 21, 2022

Casey McGarvey
Chief Legal Officer
Purple Innovation, Inc.
4100 North Chapel Ridge Road, Suite 200
Lehi, Utah 84043

> **Re: Purple Innovation, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 16, 2022**
> **File No. 333-263621**

Dear Mr. McGarvey:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Nolan Taylor